SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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ELEVAI LABS INC.
(Name of Subject Company (Issuer) and Filing Person(Offeror))

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Common Stock
(Title of Class of Securities)

28622K104
(CUSIP Numbers of Class of Securities)

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Graydon Bensler
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive
Newport Beach, CA 92660
(866) 794-4940
(Name, address and phone number of person authorized to
receive notices and communications on behalf of filing person)

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With copies to:
Ross D. Carmel, Esq.
Matthew Siracusa, Esq.
Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-l.
	☒	issuer tender offer subject to Rule 13e4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Elevai Labs Inc., a Delaware corporation (“Elevai” or the “Company”), pursuant to Rule 13(e)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow holders of shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), the opportunity to exchange shares of Common Stock held by each such holder for its newly issued Series B Preferred Stock (“Series B Preferred Stock”), with each share of Common Stock being exchangeable in this tender offer (“Offer”) for one share of Series B Preferred Stock (the “Offer”). A stockholder who desires to tender Common Stock in this Offer must tender all of such stockholder’s Common Stock.

The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange, dated [    ], 2024 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.

The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.     Financial Statements.

Not Applicable.

Item 12.     Exhibits.

(a)(1)(A)*	Offer to Exchange, dated October 4, 2024
(a)(1)(B)*	Form of Letter of Transmittal
(a)(5)*	Commencement Press Release, dated October 4, 2024
(d)**	Certificate of Designation of the Series B Preferred stock
107*	Filing Fee Table

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*        Filed herewith.

**      To be filed by amendment

Item 13.     Information Required by Schedule 13E-3.

Not applicable

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